UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.__)*

Terns Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

880881107
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.__ 880881107____

(1)	Names of reporting persons
AUSPICE LIMITED (“AUSPICE”)

(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☒

(3)	SEC use only

(4)	Citizenship or place of organization
British Virgin Islands

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power
941,206 shares, except that Fei Chen, the managing partner of AUSPICE, may be deemed to have shared power to vote these shares.

(6) Shared voting power
See response to row 5.

(7) Sole dispositive power
941,206 shares, except that Fei Chen, the managing partner of AUSPICE, may be deemed to have shared power to vote these shares.

(8) Shared dispositive power
See response to row 7.

(9)	Aggregate amount beneficially owned by each reporting person
941,206

(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

(11)	Percent of class represented by amount in Row (9)
1.96% (1)

(12)	Type of reporting person (see instructions)
OO

(1)	This percentage is calculated based upon 47,963,829 shares of common stock outstanding of Terns Pharmaceuticals, Inc. (the “Issuer”), as set forth in the Issuer’s Prospectus Supplement dated December 20, 2022 filed pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended, filed with the SEC on December 21, 2022.

CUSIP No.__ 880881107____

(1)	Names of reporting persons
Fei Chen

(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☒

(3)	SEC use only

(4)	Citizenship or place of organization
People’s Republic of China

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power
0 shares.

(6) Shared voting power
941,206 shares are directly owned by AUSPICE. Fei Chen, the managing partner of AUSPICE, may be deemed to have shared power to vote these shares.

(7) Sole dispositive power
0 shares.

(8) Shared dispositive power
941,206 shares are directly owned by AUSPICE. Fei Chen, the managing partner of AUSPICE, may be deemed to have shared power to vote these shares.

(9)	Aggregate amount beneficially owned by each reporting person
941,206

(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

(11)	Percent of class represented by amount in Row (9)
1.96% (1)

(12)	Type of reporting person (see instructions)
IN

(1)	This percentage is calculated based upon 47,963,829 shares of common stock outstanding of Terns Pharmaceuticals, Inc. (the “Issuer”), as set forth in the Issuer’s Prospectus Supplement dated December 20, 2022 filed pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended, filed with the SEC on December 21, 2022.

ITEM 1(A) NAME OF ISSUER:

Terns Pharmaceuticals, Inc.

ITEM 1(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

1065 East Hillsdale Blvd., Suite 100 Foster City, California 94404

ITEM 2 (A) NAME OF PERSON FILING:

This Statement is filed by AUSPICE LIMITED (“AUSPICE”) and Dr. Fei Chen. The foregoing entity and individual are collectively referred to as the “Reporting Persons.”

Dr. Chen is the managing partner of AUSPICE, and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer directly owned by AUSPICE.

ITEM 2 (B) ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address for AUSPICE and Dr. Chen is Infinitus Tower 2909, 168 Hubin Road, Huangpu District, Shanghai.

ITEM 2 (C) CITIZENSHIP:

AUSPICE is British Virgin Islands business company. Dr. Chen is a People’s Republic of China citizen.

ITEM 2 (D) TITLE OF CLASS OF SECURITIES:

Common Stock, $0.0001 par value per share

ITEM 2 (E) CUSIP NO.:

CUSIP #880881107

ITEM 3. Not applicable.

ITEM 4. OWNERSHIP

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons is provided as of December 31, 2022:

(a) Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b) Percent of class:

See Row 11 of cover page for each Reporting Person.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Row 5 of cover page for each Reporting Person

(ii)	Shared power to vote or to direct the vote

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of cover page for each Reporting Person.

ITEM 5. OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 9, 2023

AUSPICE LIMITED

By:	/s/ Fei Chen
Name:	Fei Chen
Title:	Managing Partner

Fei Chen

By:	/s/ Fei Chen
Name:	Fei Chen